Mail Stop 3561

September 15, 2006

Cindy Swank, President
APD Antiquities, Inc.
1314 S. Grand Blvd., Suite 2-250
Spokane, WA 99202

> **Re: APD Antiquities, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2005**
> **Filed August 28, 2006**
> **File No. 0-50738**

Dear Ms. Swank:

We have reviewed your amended filings and supplemental response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year ended December 31, 2005

Item 8A. Controls and Procedures

1.   We re-issue part of our previous comment 2. In addition to your disclosure stating
       your certifying officers concluded your disclosure controls and procedures
       are effective to ensure that information required to be disclosed in the reports
       you file or submit under the Exchange Act is "recorded, processed,
       summarized and reported within the time periods specified in the rules and
       forms of the SEC," revise to clarify, if true, that your certifying officers

concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Statement of Stockholders' Equity

2.   We note your revisions with respect to our previous comment 6. However, the Statement still does not foot as of December 31, 2004 or 2005. The Statement appears to be missing the 40,000 shares of common stock issued for cash in 2004 and the merger and recapitalization appears to have occurred in 2004, yet you have reflected this in 2005. Please revise your statement of stockholders' equity to properly reflect these transactions.

Exhibits 31.1

3.   We note multiple differences between the language of your certifications and the language that is required by Item 601(b)(31) of Regulation S-B. For example, in paragraphs 4 and 5 you state, "I am responsible…" in lieu of stating "The small business issuer's other certifying officer and I…." Also, in various areas of the certifications, reference is made to "me" and "my" instead of "we" and "us". Further, we note that the capacities served by each certifying officer (e.g. – CEO, CFO) are not identified. Please revise your certifications accordingly.

Form 10-QSB/A as of March 31, 2006

Exhibit 31.1

4.   We re-issue our previous comment 11 as the language required by Item 601(b)(31) of Regulation S-B has not been incorporated into the certification, and the revised certification is not currently dated. Also, we note you have included the certificate in the body of the Form in addition to as an exhibit. Revise to remove the certification from the body of the Form.

Form 10-QSB as of June 30, 2006

5.   Please revise the Form 10-QSB as of June 30, 2006 to address our comments under Form 10-QSB/A as of March 31, 2006. Also, to the extent that additional disclosures are required to make the certification accurate, provide such disclosures under Part I, Item 3.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before October 6, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Carlton Tartar at (202) 551-3387 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies